UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1

                          O2Micro International Limited
                                (Name of Issuer)

                          American Depositary Receipt
                         (Title of Class of Securities)

                                   67107W100
                                 (CUSIP Number)

                               December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 67107W100


       1.    Names of Reporting Person

             Sparta Asset Management, LLC

	     I.R.S. Identification Nos. of above persons: 26-0703880

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 3,294,581
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  3,847,793
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             3,847,793

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     10.39%

       12.   Type of Reporting Person

	     IA

Item 1. (a)  Issuer: O2Micro International Limited

             Address:
             Grand Pavilion Commercial Centre, West Bay Road
	     P.O. Box 32331 SMB, George Town
	     Grand Cayman, Cayman Islands

Item 2. (a)  Name of Person Filing:

             Sparta Asset Management, LLC

        (b)  Address of Principal Business Offices:

	     One O'Hare Centre
	     6250 N. River Road, Suite 1000
	     Rosemont, IL  60018
	     United States

        (c)  Citizenship:
             Please see Item 4 on each cover sheet for each Reporting Person.

        (d)  Title of Class of Securities
             American Depositary Receipt

        (e)  CUSIP Number: 67107W100

Item 3. Sparta Asset Management, LLC is an investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership

         Please see Items 5-9 and 11 on each cover sheet for each Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 01, 2010
                                       Sparta Asset Management, LLC

                                       By: /s/ Ryan Carr
                                       --------------------------
                                       Name: Ryan Carr
                                       Title: Chief Investment Officer
					      Managing Partner